UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE 13E3

RULE 13E3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CANTABIO PHARMACEUTICALS INC.

(Name of the Issuer)

Cantabio Pharmaceuticals Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

13808X104

(CUSIP Number of Class of Securities)

Dr. Thomas Roger Sawyer

Chief Operations Officer, Director

Cantabio Pharmaceuticals Inc.

2225 East Bayshore Road

Palo Alto, California 94303

Tel. 844-200-2826

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

William S. Rosenstadt, Esq.

Ortoli Rosenstadt LLP

366 Madison Avenue, 3rd Floor

New York, NY 10017

+1-212-588-0022 - telephone

+1-212-826-9307 - facsimile

This statement is filed in connection with (check the appropriate box):

[X]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e3(c) under the Securities Exchange Act of 1934.

[  ]The filing of a registration statement under the Securities Act of 1933.

[  ]A tender offer.

[  ]None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

i

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$21,295	$4.26

* Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1,693,246 shares of common stock for $0.01296 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split. Given that the actual number of fractional shares of common stock that will exist after the reverse stock split is unknown at this time, the total cash we will pay to stockholders is currently unknown, but is estimated to be approximately $21,295. The per share payment amount is that which has been set by the Company as set out herein.

**The amount of the filing fee, calculated in accordance with Rule 011 of the Securities Exchange Act of 1934, as amended, equals onefiftieth of one percent of the cash to be paid in lieu of fractional shares. This amount was paid prior to the filing of the initial Schedule 13E3 on April 10, 2019.

[  ]Check the box if any part of the fee is offset as provided by Rule 011(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$

Form or Registration No.:

Filing Party:

Date Filed:

ii

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on April 10, 2019 and as subsequently amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, and Rule 13e-3 (d)(3) thereunder, to (i) report the results of the transaction that is the subject of this Transaction Statement and (ii) update the financial information included in the Transaction Statement based on our Quarterly Report on Form 10-Q filed on June 17, 2019, which was after the date of our prior amendment to the Transaction Statement.  Except as set out below, this Final Amendment does not amend the other information contained in the Transaction Statement (as amended prior to the date hereof).

Item 13. Financial Statements.

(a)Financial Information. The Company’s audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation MA are incorporated herein by reference. The Company’s audited financial statements of the Company for the two years ended March 31, 2018 and 2017 set forth in the Company’s Form 10K for the year ended March 31, 2018 are incorporated herein by reference. The audited financial statements and unaudited interim financial statements of the Company set forth in the Company’s Form 10Qs for the quarters ended September 30, 2018, June 30, 2018 and December 31, 2018 are incorporated herein by reference.

(b)Pro Forma Information. Not Applicable.

(c)Summary Information.

In the table below, we provide you with historical selected financial data for the years ended March 31, 2018 and 2017. This information is derived from our consolidated financial statements included in the Annual Report on Form 10-K for the year ended March 31, 2018, which was filed by the Company on July 16, 2018 (the “Form 10-K”).

	For Fiscal Year Ended March 31
	2018	2017

Statement of operation data:
Revenue	$0	$0
Operating expenses	1,348,788	1,069,269
Income/(Loss) from operations	(1,348,788)	(1,069,269)
Other Income & (Expenses)	(662,985)	(42,869)
Net income/ (Loss)	$(2,011,773)	$(1,112,138)
Earnings per share, basic and diluted	$(0.07)	$(0.04)
Weighted average ordinary shares outstanding	30,943,829	26,805,270

	March 31, 2018	March 31, 2017
Balance sheet data
Current assets	$109,426	$33,523
Total assets	109,426	33,523
Current Liabilities	1,982,630	887,445
Total Liabilities	1,982,630	887,445

In the table below, we provide you with historical selected financial data for the three- and nine-month periods ended December 31, 2018 and 2017. This information is derived from our consolidated financial statements included in the quarterly report on Form 10-Q filed by the Company for the quarterly period ended December 31, 2018 filed on June 17, 2019.

	For the three months ended December 31,		For the nine months ended December 31,
	2018	2017	2018	2017

Statement of operation data:
Revenue	$0	$0	$0	$0
Operating expenses	240,192	166,029	710,195	730,294

Loss from operations	(240,192)	(166,029)	(710,195)	(730,294)
Total Other Income & (Expenses)	583,159	(297,454)	17,683	(430,878)
Net Income (loss)	$342,967	$(463,483)	$(692,512)	$(1,161,172)
Basic and Diluted Earnings (Loss) per share	$(0.00)	$(0.02)	$(0.01)	$(0.04)
Weighted average number of common shares outstanding	87,367,000	28,700,000	66,324,000	27,667,000

	December 31, 2018	March 31, 2018
Balance sheet data
Current assets	$283,371	$109,426
Total assets	325,871	109,426
Current Liabilities	2,214,785	1,982,630
Total Liabilities	2,214,785	1,982,630
Total equity	$(1,888,914)	$(1,873,204)

The Company’s net book value at March 31, 2018 and at December 31, 2018 was $(1,873,204) and $(1,888,917), respectively, or approximately $(0.03) and $(0.03) per share, respectively.

Item 15. Additional Information

Item 1011(c) of Regulation M-A:

(c)Other Material Information. This Transaction Statement relates to an amendment to our Certificate of Incorporation to enact a reverse stock split approved by our board of directors on March 13, 2019 and approved by the written consent of a majority of our shareholders on March 13, 2019. The approved reverse stock split was a 1-for-5,000 reverse stock split of our common stock whereby:

•our stockholders who held less than 5,000 shares of existing common stock on the effective date of the reverse stock split would receive cash in the amount of $0.01296 per share of existing pre-reverse split common stock.

•our stockholders who held more than 5,000 shares of existing common stock on the effective date of the reverse stock split would receive:

-one share of new common stock for each 5,000 shares of existing common stock held on the effective date of the reverse split; and

-cash in lieu of any fractional share of new common stock that such holder would otherwise be entitled to receive on the basis of $0.01296 per share of existing common stock.

On May 24, 2019, we filed an definitive information statement on Schedule 14C describing, among other matters, the reverse stock split and its consequences, and we mailed a copy of such definitive information statement to our shareholders.

On June 17, 2019, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of Delaware, and such amendment was effective on the date of filing.

As a result of the reverse stock split, the number of holders of our common stock was reduced to fewer than three hundred. On the date hereof, we are filing a Form 15 with the SEC to terminate the registration of our common stock and to cease reporting as a public company. As a result of filing the Form 15, we expect that we will no longer be required to file periodic reports with the SEC or be subject to the reporting or other obligations under the Securities Exchange Act of 1934, as amended. The deregistration of our common stock will have the effect of terminating the quotation of our common stock on the Over-the-Counter QB maintained by the OTC Markets Group, Inc.

Item 16. Exhibits

(a)(1) Definitive Information Statement on Schedule 14C (incorporated by reference to the registrant’s Definitive Information Statement on Schedule 14C, filed with the SEC on May 24, 2019).

(a)(2) Annual Report on Form 10K for the year ended March 31, 2018 (incorporated by reference to the registrant’s Annual Report on Form 10K, filed with the SEC on July 16, 2018).

(a)(3) Quarterly Reports on Form 10¬Q for the periods ended June 30, 2018 , September 30, 2018 and December 31, 2018 (incorporated by reference to the registrant’s Quarterly Reports on Form 10¬Q respectively filed with the SEC on August 20, 2018, November 13, 2018 and June 17, 2019).

(b)Not Applicable.

(c) The Company’s board of directors has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. More information set forth in the Information Statement under the caption “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors - Reports, Opinions and Appraisals” is incorporated herein by reference.  The report is incorporated by reference to Exhibit 16(c) to Amendment No. 3 to the Transaction Statement filed with the SEC on May 24, 2019.

(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2019	CANTABIO PHARMACEUTICALS INC.

By: /s/ Gergely Toth
Name: Gergely Toth
Title: Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1) Definitive Information Statement on Schedule 14C (incorporated by reference to the registrant’s Definitive Information Statement on Schedule 14C, filed with the SEC on May 24, 2019).

(a)(2) Annual Report on Form 10K for the year ended March 31, 2018 (incorporated by reference to the registrant’s Annual Report on Form 10K, filed with the SEC on July 16, 2018).

(a)(3) Quarterly Reports on Form 10¬Q for the periods ended June 30, 2018 , September 30, 2018 and December 31, 2018 (incorporated by reference to the registrant’s Quarterly Reports on Form 10¬Q respectively filed with the SEC on August 20, 2018, November 13, 2018 and June 17, 2019).

(b)Not Applicable.

(c) The Company’s board of directors has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. More information set forth in the Information Statement under the caption “Special Factors-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split-Procedural Factors Disfavoring the Reverse Stock Split” and “Special Factors - Reports, Opinions and Appraisals” is incorporated herein by reference.  The report is incorporated by reference to Exhibit 16(c) to Amendment No. 3 to the Transaction Statement filed with the SEC on May 24, 2019.

(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.